UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

111, INC.

(Name of Issuer)

Class A ordinary shares, $0.00005 par value per share

Class B ordinary shares, $0.00005 par value per share

(Title of Class of Securities)

68247Q 102**

(CUSIP Number)

Gang Yu Xiaomei Michelle Song Infinity Cosmo Limited Junling Liu Sunny Bay Global Limited	6 Dimensions Capital, L.P. 6 Dimensions Affiliates Fund, L.P. 6 Dimensions Capital GP, LLC Lianyong Chen	ClearVue YW Holdings, Ltd. ClearVue Partners, L.P. ClearVue Partners GP, L.P. ClearVue Partners Ltd. Harry Chi Hui
c/o 3-4/F, No. 295 ZuChongZhi Road Pudong New Area, Shanghai, 201203 People’s Republic of China	Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong	Unit 2, 9 Floor, Wheelock Square, No.1717, West Nanjing Road, Jingan District, Shanghai 200040, China
Telephone: +86-21-2053-6666	Telephone:+852-2805-1500	Telephone: +86-21-5031-8996

Zall Capital Limited Zhi Yan	Tongyi Investment Holdings Limited Monarch Investment Holdings Limited Harvest Management Holdings Limited Zhenxiang Huo	First Pharmacia International BVCF Realization Fund, L.P. BVCF Realization Fund GP, Ltd. Zhi Yang
Room 2101, 21/F, Two Exchange Square, Central, Hong Kong	Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands	190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands
Telephone: +852-3153-5809	Telephone: +86-10-83700288	Telephone: +86-21-6315-1313
J.P. Morgan Trust Company of Delaware as trustee of Hodge Mountain 2020 Irrevocable Trust
500 Stanton Christiana Road, Newark, DE 19713, United States of America
Telephone: +1 302 634 2067

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	CUSIP number 68247Q 102 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “YI.” Each ADS represents two Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 68247Q 102	Schedule 13D	Page 1 of 25 Pages

1	NAME OF REPORTING PERSONS Sunny Bay Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,000,000 Class B ordinary shares(1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 36,000,000 Class B ordinary shares(1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000 Class B ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% of the total outstanding Class B ordinary shares(2) 21.6% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 36,000,000 Class B ordinary shares directly held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 2 of 25 Pages

1	NAME OF REPORTING PERSONS Junling Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,000,000 Class B ordinary shares(1) 1,076,988 Class A ordinary shares(1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 36,000,000 Class B ordinary shares(1) 1,076,988 Class A ordinary shares(1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000 Class B ordinary shares(1) 1,076,988 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% of the total outstanding Class B ordinary shares(2) 22.3% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents (i) 1,066,686 Class A ordinary shares directly held by Mr. Junling Liu, (ii) 36,000,000 Class B ordinary shares directly held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Junling Liu, and (iii) 10,302 Class A ordinary shares that Mr. Junling Liu has the right to obtain within 60 days following October 29, 2022, upon the conversion of 10,302 vested restricted stock units (“RSUs”) as of October 29, 2022, at a ratio of one Class A ordinary share for each RSU.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022, together with (iii) 10,302 Class A ordinary shares that Mr. Junling Liu has the right to obtain within 60 days following October 29, 2022, upon the conversion of 10,302 vested RSUs as of October 29, 2022, at a ratio of one Class A ordinary share for each RSU.

CUSIP 68247Q 102	Schedule 13D	Page 3 of 25 Pages

1	NAME OF REPORTING PERSONS Infinity Cosmo Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,494,252 Class B ordinary shares(1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 11,494,252 Class B ordinary shares(1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,494,252 Class B ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% of the total outstanding Class B ordinary shares(2) 6.9% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 11,494,252 Class B ordinary shares directly held by Infinity Cosmo Limited.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 4 of 25 Pages

1	NAME OF REPORTING PERSONS Xiaomei Michelle Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,494,252 Class B ordinary shares(1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 11,494,252 Class B ordinary shares(1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,494,252 Class B ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% of the total outstanding Class B ordinary shares(2) 6.9% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents 11,494,252 Class B ordinary shares directly held by Infinity Cosmo Limited. Infinity Cosmo Limited is controlled by Gang Yu Irrevocable Trust. The beneficiaries of Gang Yu Irrevocable Trust are Mr. Gang Yu’s family members and therefore, Mr. Gang Yu may be deemed to be the beneficial owner of the shares held by Infinity Cosmo Limited. Under the terms of this trust, Ms. Xiaomei Michelle Song, Mr. Gang Yu’s wife, has the power to direct the trustee with respect to the disposal of, and the exercise of any voting and other rights attached to, the aforementioned shares held by Infinity Cosmo Limited.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 5 of 25 Pages

1	NAME OF REPORTING PERSONS Gang Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,505,748 Class B ordinary shares(1) 10,372 Class A ordinary shares(1)
8	SHARED VOTING POWER 11,494,252 Class B ordinary shares(1)
9	SOLE DISPOSITIVE POWER 24,505,748 Class B ordinary shares(1) 10,372 Class A ordinary shares(1)
10	SHARED DISPOSITIVE POWER 11,494,252 Class B ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000 Class B ordinary shares(1) 10,372 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% of the total outstanding Class B ordinary shares(2) 21.6% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents (i) 24,505,748 Class B ordinary shares held by Mr. Gang Yu, (ii) 11,494,252 Class B ordinary shares directly held by Infinity Cosmo Limited, a company incorporated in the British Virgin Islands and controlled by Gang Yu Irrevocable Trust. The beneficiaries of Gang Yu Irrevocable Trust are Mr. Gang Yu’s family members and therefore, Mr. Gang Yu may be deemed to be the beneficial owner of the shares held by Infinity Cosmo Limited, and (iii) 10,372 Class A ordinary shares that Mr. Gang Yu has the right to obtain within 60 days following October 29, 2022, upon the conversion of 10,372 vested RSUs as of October 29, 2022, at a ratio of one Class A ordinary share for each RSU.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022, together with (iii) 10,372 Class A ordinary shares that Mr. Gang Yu has the right to obtain within 60 days following October 29, 2022, upon the conversion of 10,372 vested RSUs as of October 29, 2022, at a ratio of one Class A ordinary share for each RSU.

CUSIP 68247Q 102	Schedule 13D	Page 6 of 25 Pages

1	NAME OF REPORTING PERSONS 6 Dimensions Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 6,883,600 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 6,883,600 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,883,600 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% of the total outstanding Class A ordinary shares(2) 4.1% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1.	Represents 6,883,600 Class A Ordinary Shares represented by 3,441,800 ADSs directly held by 6 Dimensions Capital, L.P., an exempted limited partnership organized and existing under the laws of Cayman Islands.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 7 of 25 Pages

1	NAME OF REPORTING PERSONS 6 Dimensions Affiliates Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 362,294 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 362,294 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,294 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% of the total outstanding Class A ordinary shares(2) 0.2% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1.	Represents 362,294 Class A Ordinary Shares represented by 181,147 ADSs directly held by 6 Dimensions Affiliates Fund, L.P., an exempted limited partnership organized and existing under the laws of Cayman Islands.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP 68247Q 102	Schedule 13D	Page 8 of 25 Pages

1	NAME OF REPORTING PERSONS 6 Dimensions Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 7,245,894 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 7,245,894 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,245,894 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% of the total outstanding Class A ordinary shares(2) 4.4% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents (i) 6,883,600 Class A Ordinary Shares represented by 3,441,800 ADSs directly held by 6 Dimensions Capital, L.P.; and (ii) 362,294 Class A Ordinary Shares represented by 181,147 ADSs directly held by 6 Dimensions Affiliates Fund, L.P.. 6 Dimensions Capital GP, LLC is the general partner of both 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by them.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP 68247Q 102	Schedule 13D	Page 9 of 25 Pages

1	NAME OF REPORTING PERSONS Lianyong Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 7,245,894 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 7,245,894 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,245,894 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% of the total outstanding Class A ordinary shares(2) 4.4% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents (i) 6,883,600 Class A Ordinary Shares represented by 3,441,800 ADSs directly held by 6 Dimensions Capital, L.P.; and (ii) 362,294 Class A Ordinary Shares represented by 181,147 ADSs directly held by 6 Dimensions Affiliates Fund, L.P.. 6 Dimensions Capital GP, LLC is the general partner of both 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. Dr. Lianyong Chen is the largest shareholder of and controls 6 Dimensions Capital GP, LLC. Dr. Chen may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 10 of 25 Pages

1	NAME OF REPORTING PERSONS ClearVue YW Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 15,847,256 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 15,847,256 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,847,256 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% of the total outstanding Class A ordinary shares(2) 9.5% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 15,847,256 Class A ordinary shares represented by 7,923,628 ADSs directly held by ClearVue YW Holdings, Ltd..

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 11 of 25 Pages

1	NAME OF REPORTING PERSONS ClearVue Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 15,848,264 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 15,848,264 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,848,264 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% of the total outstanding Class A ordinary shares(2) 9.5% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1.	Represents 15,848,264 Class A ordinary shares represented by 504 ADSs directly held by ClearVue Partners, L.P. and 7,923,628 ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners, L.P. owns 100% of the equity interest in ClearVue YW Holdings, Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd..

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 12 of 25 Pages

1	NAME OF REPORTING PERSONS ClearVue Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 15,848,264 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 15,848,264 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,848,264 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% of the total outstanding Class A ordinary shares(2) 9.5% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1.	Represents 15,848,264 Class A ordinary shares represented by 504 ADSs directly held by ClearVue Partners, L.P. and 7,923,628 ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners, L.P. owns 100% of the equity interest in ClearVue YW Holdings, Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners GP, L.P. is the general partner of ClearVue Partners, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue Partners, L.P. and Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd..

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 13 of 25 Pages

1	NAME OF REPORTING PERSONS ClearVue Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 15,848,264 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 15,848,264 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,848,264 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% of the total outstanding Class A ordinary shares(2) 9.5% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 15,848,264 Class A ordinary shares represented by 504 ADSs directly held by ClearVue Partners, L.P. and 7,923,628 ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners, L.P. owns 100% of the equity interest in ClearVue YW Holdings, Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners GP, L.P. is the general partner of ClearVue Partners, L.P.. ClearVue Partners Ltd. is the general partner of ClearVue Partners GP, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue Partners, L.P. and Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd..

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 14 of 25 Pages

1	NAME OF REPORTING PERSONS Harry Chi Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 15,848,264 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 15,848,264 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,848,264 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% of the total outstanding Class A ordinary shares(2) 9.5% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents 15,848,264 Class A ordinary shares represented by 504 ADSs directly held by ClearVue Partners, L.P. and 7,923,628 ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners, L.P. owns 100% of the equity interest in ClearVue YW Holdings, Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners GP, L.P. is the general partner of ClearVue Partners, L.P.. ClearVue Partners Ltd. is the general partner of ClearVue Partners GP, L.P.. Harry Chi Hu owns 60% of the equity interests in ClearVue Partners Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue Partners, L.P. and Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd..

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022

CUSIP No. 68247Q 102	Schedule 13D	Page 15 of 25 Pages

1	NAME OF REPORTING PERSONS Zall Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 2,862,375 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 2,862,375 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,862,375 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% of the total outstanding Class A ordinary shares(2) 1.7% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 2,862,375 Class A ordinary shares (including 2,862,374 Class A Ordinary Shares represented by 1,431,187 ADSs) directly held by Zall Capital Limited.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 16 of 25 Pages

1	NAME OF REPORTING PERSONS Zhi Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 2,862,375 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 2,862,375 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,862,375 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% of the total outstanding Class A ordinary shares(2) 1.7% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents 2,862,375 Class A ordinary shares (including 2,862,374 Class A Ordinary Shares represented by 1,431,187 ADSs) directly held by Zall Capital Limited. Mr. Zhi Yan is the sole shareholder and sole director of Zall Capital Limited and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by Zall Capital Limited.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 17 of 25 Pages

1	NAME OF REPORTING PERSONS Tongyi Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 2,155,634 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 2,155,634 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,634 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% of the total outstanding Class A ordinary shares(2) 1.3% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 2,155,634 Class A ordinary shares represented by 1,077,817 ADSs directly held by Tongyi Investment Holdings Limited.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 18 of 25 Pages

1	NAME OF REPORTING PERSONS Monarch Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 2,155,634 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 2,155,634 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,634 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% of the total outstanding Class A ordinary shares(2) 1.3% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 2,155,634 Class A ordinary shares represented by 1,077,817 ADSs directly held by Tongyi Investment Holdings Limited. Monarch Investment Holdings Limited is the sole shareholder of Tongyi Investment Holdings Limited and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by Tongyi Investment Holdings Limited.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 19 of 25 Pages

1	NAME OF REPORTING PERSONS Harvest Management Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 2,155,634 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 2,155,634 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,634 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% of the total outstanding Class A ordinary shares(2) 1.3% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 2,155,634 Class A ordinary shares represented by 1,077,817 ADSs directly held by Tongyi Investment Holdings Limited. Monarch Investment Holdings Limited is the sole shareholder of Tongyi Investment Holdings Limited. Harvest Management Holdings Limited is the sole shareholder of Monarch Investment Holdings Limited and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by Tongyi Investment Holdings Limited.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 20 of 25 Pages

1	NAME OF REPORTING PERSONS Zhenxiang Huo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 2,155,634 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 2,155,634 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,634 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% of the total outstanding Class A ordinary shares(2) 1.3% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents 2,155,634 Class A ordinary shares represented by 1,077,817 ADSs directly held by Tongyi Investment Holdings Limited. Monarch Investment Holdings Limited is the sole shareholder of Tongyi Investment Holdings Limited. Harvest Management Holdings Limited is the sole shareholder of Monarch Investment Holdings Limited. Mr. Zhenxiang Huo is the largest shareholder of and controls Monarch Investment Holdings. Mr. Huo may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by Tongyi Investment Holdings Limited.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 21 of 25 Pages

1	NAME OF REPORTING PERSONS First Pharmacia International
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 8,690,562 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 8,690,562 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,690,562 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% of the total outstanding Class A ordinary shares(2) 5.2% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 8,690,562 Class A ordinary shares represented by 4,345,281 ADSs directly held by First Pharmacia International.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 22 of 25 Pages

1	NAME OF REPORTING PERSONS BVCF Realization Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 8,690,562 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 8,690,562 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,690,562 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% of the total outstanding Class A ordinary shares(2) 5.2% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1.	Represents 8,690,562 Class A ordinary shares represented by 4,345,281 ADSs directly held by First Pharmacia International. First Pharmacia International is the wholly-owned subsidiary of BVCF Realization Fund, L.P., which may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by First Pharmacia International.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 23 of 25 Pages

1	NAME OF REPORTING PERSONS BVCF Realization Fund GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 8,690,562 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 8,690,562 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,690,562 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% of the total outstanding Class A ordinary shares(2) 5.2% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 8,690,562 Class A ordinary shares represented by 4,345,281 ADSs directly held by First Pharmacia International. First Pharmacia International is the wholly-owned subsidiary of BVCF Realization Fund, L.P. BVCF Realization Fund GP, Ltd is the general partner of BVCF Realization Fund, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by First Pharmacia International.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 24 of 25 Pages

1	NAME OF REPORTING PERSONS Zhi Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 8,690,562 Class A ordinary shares(1)
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 8,690,562 Class A ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,690,562 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% of the total outstanding Class A ordinary shares(2) 5.2% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents 8,690,562 Class A ordinary shares represented by 4,345,281 ADSs directly held by First Pharmacia International. First Pharmacia International is the wholly-owned subsidiary of BVCF Realization Fund, L.P. BVCF Realization Fund GP, Ltd is the general partner of BVCF Realization Fund, L.P. Mr. Zhi Yang, as the sole director and sole shareholder of BVCF Realization Fund GP, Ltd, may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by First Pharmacia International.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 25 of 25 Pages

1	NAME OF REPORTING PERSONS J.P. Morgan Trust Company of Delaware, as trustee of Hodge Mountain 2020 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,354 Class A ordinary shares(1)
8	SHARED VOTING POWER
9	SOLE DISPOSITIVE POWER 443,354 Class A ordinary shares(1)
10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,354 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% of the total outstanding Class A ordinary shares(2) 0.3% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 443,354 Class A ordinary shares represented by 221,677 ADSs directly held by J.P. Morgan Trust Company of Delaware, as trustee of Hodge Mountain 2020 Irrevocable Trust.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

This Amendment No. 1 (this “Schedule 13D”) amends and supplements the Schedule 13D originally filed on September 9, 2022 (the “Original Schedule 13D”) relating to the Shares of the Issuer. Capitalized terms used herein and not otherwise defined in this Schedule 13D have the meaning set forth in the Original Schedule 13D. This Amendment No.1 amends Item 2, 3, 4, 5, 6 and 7 as set forth below. The Shares beneficially owned by (i) Sunny Bay Global Limited, (ii) Junling Liu, (iii) Infinity Cosmo Limited, (iv) Xiaomei Michelle Song, (v) Gang Yu, (vi) ClearVue YW Holdings, Ltd., (vii) ClearVue Partners, L.P., (viii) ClearVue Partners GP, L.P., (ix) ClearVue Partners Ltd., (x) Harry Chi Hui, (xi) First Pharmacia International, (xii) BVCF Realization Fund, L.P., (xiii) BVCF Realization Fund GP, Ltd. and (xiv) Zhi Yang were previously reported on Schedule 13G separately.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly by and on behalf of (i) Sunny Bay Global Limited, (ii) Junling Liu, (iii) Infinity Cosmo Limited, (iv) Xiaomei Michelle Song, (v) Gang Yu, (vi) 6 Dimensions Capital, L.P., (vii) 6 Dimensions Affiliates Fund, L.P., (viii) 6 Dimensions Capital GP, LLC, (ix) Lianyong Chen, (x) ClearVue YW Holdings, Ltd., (xi) ClearVue Partners, L.P., (xii) ClearVue Partners GP, L.P., (xiii) ClearVue Partners Ltd., (xiv) Harry Chi Hui, (xv) Zall Capital Limited, (xvi) Zhi Yan, (xvii) Tongyi Investment Holdings Limited, (xviii) Monarch Investment Holdings Limited, (xix) Harvest Management Holdings Limited, (xx) Zhenxiang Huo, (xxi) First Pharmacia International, (xxii) BVCF Realization Fund, L.P., (xxiii) BVCF Realization Fund GP, Ltd., (xxiv) Zhi Yang, and (xxv) J.P. Morgan Trust Company of Delaware, as trustee of Hodge Mountain 2020 Irrevocable Trust (collectively, the “Reporting Persons” and each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.

The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Shares held by each other Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.3. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Sunny Bay Global Limited is a company incorporated in the British Virgin Islands and wholly owned by Mr. Junling Liu. The principal business of Sunny Bay Global Limited is investment holding. The business address of Sunny Bay Global Limited’s principal office is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Mr. Junling Liu is an Australian citizen and the co-founder, co-chairman and chief executive officer of the Issuer. The business address of Mr. Junling Liu is c/o 3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, 201203, People’s Republic of China.

Infinity Cosmo Limited is a company incorporated in the British Virgin Islands and controlled by Gang Yu Irrevocable Trust. The beneficiaries of Gang Yu Irrevocable Trust are Mr. Gang Yu’s family members and therefore, Mr. Gang Yu may be deemed to be the beneficial owner of the Shares held by Infinity Cosmo Limited. Under the terms of this trust, Mr. Gang Yu’s wife, Ms. Xiaomei Michelle Song, has the power to direct the trustee with respect to the disposal of, and the exercise of any voting and other rights attached to, the aforementioned Shares held by Infinity Cosmo Limited. The principal business of Infinity Cosmo Limited is investment holding. The address of Infinity Cosmo Limited’s principal office is c/o Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

Ms. Xiaomei Michelle Song, Mr. Gang Yu’s wife, is a U.S. citizen. The business address of Ms. Xiaomei Michelle Song is c/o 3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, 201203, People’s Republic of China.

Mr. Gang Yu is a U.S. citizen and the co-founder and co-chairman of the Company. The business address of Mr. Gang Yu is c/o 3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, 201203, People’s Republic of China.

6 Dimensions Capital, L.P. is an exempted limited partnership organized and existing under the laws of Cayman Islands. The principal business of 6 Dimensions Capital, L.P. is investment and investment holding. Its business address is Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.

6 Dimensions Affiliates Fund, L.P. is an exempted limited partnership organized and existing under the laws of Cayman Islands. The principal business of 6 Dimensions Affiliates Fund, L.P. is investment and investment holding. Its business address is Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.

6 Dimensions Capital GP, LLC is a limited liability company formed under the laws of Cayman Islands. 6 Dimensions Capital GP, LLC is the general partner of 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P.. The principal business of 6 Dimensions Capital GP, LLC is investment and investment holding. Its business address is Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.

Dr. Lianyong Chen is a U.S. citizen. Dr. Chen is the largest shareholder of and controls 6 Dimensions Capital GP, LLC. Dr. Chen’s business address is Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.

ClearVue YW Holdings, Ltd. is an exempted company organized and existing under the laws of Cayman Islands. The principal business of ClearVue YW Holdings, Ltd. is investment and investment holding. Its business address is Unit 2, 9 Floor, Wheelock Square, No.1717, West Nanjing Road, Jingan District, Shanghai, China.

ClearVue Partners, L.P. is an exempted limited partnership organized and existing under the laws of Cayman Islands. The principal business of ClearVue Partners, L.P. is investment and investment holding. Its business address is Unit 2, 9 Floor, Wheelock Square, No.1717, West Nanjing Road, Jingan District, Shanghai, China.

ClearVue Partners GP, L.P. is an exempted limited partnership organized and existing under the laws of Cayman Islands and the general partner of ClearVue Partners, L.P. ClearVue Partners Ltd. is the general partner of ClearVue Partners GP, L.P. The principal business of ClearVue Partners GP, L.P. is investment and investment holding. Its business address is Unit 2, 9 Floor, Wheelock Square, No.1717, West Nanjing Road, Jingan District, Shanghai, China.

ClearVue Partners Ltd. is an exempted company organized and existing under the laws of Cayman Islands and the general partner of ClearVue Partners GP, L.P. The principal business of ClearVue Partners Ltd. is investment and investment holding. Its business address is Unit 2, 9 Floor, Wheelock Square, No.1717, West Nanjing Road, Jingan District, Shanghai, China.

Mr. Harry Chi Hui is a Hong Kong citizen and owns 60% of the equity interests in ClearVue Partners Ltd. Mr. Harry Chi Hui’s business address is Unit 2, 9 Floor, Wheelock Square, No.1717, West Nanjing Road, Jingan District, Shanghai, China.

Zall Capital Limited is a company incorporated in the British Virgin Islands. The principal business of Zall Capital Limited is investment and investment holding. Its business address is Room 2101, 21/F, Two Exchange Square, Central, Hong Kong.

Mr. Zhi Yan is a PRC citizen and the sole shareholder and sole director of Zall Capital Limited. Mr. Zhi Yan’s business address is Room 2101, 21/F, Two Exchange Square, Central, Hong Kong.

Tongyi Investment Holdings Limited is a company organized and existing under the laws of Cayman Islands. The principal business of Tongyi Investment Holdings Limited is investment and investment holding. Its business address is Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

Monarch Investment Holdings Limited is a company organized and existing under the laws of Cayman Islands. The principal business of Monarch Investment Holdings Limited is investment and investment holding. Its business address is Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

Harvest Management Holdings Limited is a company incorporated in the British Virgin Islands. The principal business of Harvest Management Holdings Limited is investment and investment holding. Its business address is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

Mr. Zhenxiang Huo is a PRC citizen and is the largest shareholder of and controls Harvest Management Holdings Limited. Mr. Zhenxiang Huo’s business address is Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

First Pharmacia International is an exempted company organized and existing under the laws of Cayman Islands. The principal business of First Pharmacia International is investment and investment holding. Its business address is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands.

BVCF Realization Fund, L.P. is an exempted limited partnership organized and existing under the laws of the Cayman Islands. The principal business of BVCF Realization Fund, L.P. is investment and investment holding. Its business address is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands.

BVCF Realization Fund GP, Ltd. is an exempted company organized and existing under the laws of the Cayman Islands. The principal business of BVCF Realization Fund GP, Ltd. is investment and investment holding. Its business address is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands.

Mr. Zhi Yang is a PRC citizen and the sole director and sole shareholder of BVCF Realization Fund GP, Ltd. Mr. Zhi Yang’s business address is 763 Mengzi Road, Suite 2606, Shanghai, China.

J.P. Morgan Trust Company of Delaware is trustee of Hodge Mountain 2020 Irrevocable Trust, a trust created under the laws of the State of Delaware. The principal business of J.P. Morgan Trust Company of Delaware is to provide Delaware corporate trustee services. Its business address is 500 Stanton Christiana Road, Newark, DE 19713.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of Sunny Bay Global Limited, Infinity Cosmo Limited, 6 Dimensions Capital GP, LLC, ClearVue YW Holdings, Ltd., ClearVue Partners Ltd., Zall Capital Limited, Tongyi Investment Holdings Limited, Monarch Investment Holdings Limited, Harvest Management Holdings Limited, First Pharmacia International, and BVCF Realization Fund GP, Ltd., if any, are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D is being filed by the Reporting Persons because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of the Shares by the Reporting Persons.

Each of 6 Dimensions Capital, L.P., 6 Dimensions Affiliates Fund, L.P., ClearVue YW Holdings, Ltd., ClearVue Partners, L.P., Zall Capital Limited, Tongyi Investment Holdings Limited, First Pharmacia International and J.P. Morgan Trust Company of Delaware, as trustee of Hodge Mountain 2020 Irrevocable Trust has entered into a deed of adherence to the Consortium Agreement to join the Consortium as additional rollover shareholders and intends to finance the Proposed Transaction with additional equity capital in the form of rollover equity in the Issuer by each of them.

The Reporting Persons also intend to finance the Proposed Transaction with additional equity capital in form of cash contribution by Morning Star Resources Limited, Shanghai Changfeng Huixin Equity Investment Fund Management Co., Ltd., and Ningbo Youkai Venture Capital Partnership (Limited Partnership), each of which has entered into a deed of adherence to the Consortium Agreement to join the Consortium as an additional sponsor. The Proposed Transaction is not expected to be subject to a financing condition.

After the entry into the deeds of adherence by the additional members, the “Consortium” in this Schedule 13D consists of (i) Sunny Bay Global Limited, (ii) Junling Liu, (iii) Infinity Cosmo Limited, (iv) Gang Yu, (v) Guosheng Capital Management Co., Ltd., (vi) 6 Dimensions Capital, L.P., (vii) 6 Dimensions Affiliates Fund, L.P., (viii) ClearVue YW Holdings, Ltd., (ix) ClearVue Partners, L.P., (x) Zall Capital Limited, (xi) Tongyi Investment Holdings Limited, (xii) First Pharmacia International, (xiii) J.P. Morgan Trust Company of Delaware, as trustee of Hodge Mountain 2020 Irrevocable Trust, (xiv) Morning Star Resources Limited, (xv) Shanghai Changfeng Huixin Equity Investment Fund Management Co., Ltd., and (xvi) Ningbo Youkai Venture Capital Partnership (Limited Partnership). None of Morning Star Resources Limited, Shanghai Changfeng Huixin Equity Investment Fund Management Co., Ltd., and Ningbo Youkai Venture Capital Partnership (Limited Partnership) beneficially own any Shares of the Issuer.

References to the foregoing deeds of adherence are qualified in their entirety by reference to the deeds of reference, which are attached hereto as Exhibits 99.4 to 99.14, respectively, and are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 3 is incorporated by reference into this Item 4.

On October 29, 2022, Gang Yu, Junling Liu, and Shanghai Guosheng Capital Management Co., Ltd. jointly submitted an updated non-binding proposal (the “Updated Proposal”) on behalf of the new Consortium to the Issuer’s special committee of the board related to the proposed acquisition of all of the Class A ordinary shares (including the Class A ordinary shares represented by the ADSs) not beneficially owned by the Consortium members in a going-private transaction at a purchase price of US$1.83 per Class A ordinary share or US$3.66 per ADS.

In the Updated Proposal, the Issuer’s special committee of the board was formally informed that the new Consortium has additional members including (A) (i) 6 Dimensions Capital, L.P., (ii) 6 Dimensions Affiliates Fund, L.P., (iii) ClearVue YW Holdings, Ltd., (iv) ClearVue Partners, L.P., (v) Zall Capital Limited, (vi) Tongyi Investment Holdings Limited, (vii) First Pharmacia International and (viii) J.P. Morgan Trust Company of Delaware, as trustee of Hodge Mountain 2020 Irrevocable Trust, each as a rollover shareholder; and (B) (i) Morning Star Resources Limited, (ii) Shanghai Changfeng Huixin Equity Investment Fund Management Co., Ltd., and (iii) Ningbo Youkai Venture Capital Partnership (Limited Partnership), each as a sponsor. The other key terms of the Proposed Transaction remain the same as those set forth in the Proposal included as Exhibit 99.2 of the Original Schedule 13D.

Reference to the Updated Proposal is qualified in its entirety by reference to the proposal letter, which is attached hereto as Exhibit 99.15 and is incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons and their representatives may from time to time engage in discussions with members of management, and the special committee of the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Because of the arrangements in the Consortium Agreement and the deeds of adherence, the Consortium may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act.

Collectively, the Consortium may be deemed to beneficially own (i) an aggregate of 38,333,443 Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, representing 40.5% of outstanding Class A Ordinary Shares, and (ii) an aggregate of 72,000,000 Class B Ordinary Shares, representing 100% of outstanding Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The Consortium may be deemed to beneficially own approximately 66.2% of the total number of outstanding Class A Ordinary Shares (including the number of Class B Ordinary Shares convertible into Class A Ordinary Shares). Each Class B ordinary share is entitled to fifteen votes per share, whereas each Class A ordinary share is entitled to one vote per share. The Consortium may be deemed to beneficially own the Shares representing approximately 95.2% of the total voting power of the Company. The Shares issuable upon the conversion of vested RSUs of the Company within 60 days following October 29, 2022 are included for purposes of calculation in this paragraph.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or ADSs or has the right to acquire any Shares or ADSs.

(c) There have been no transactions of the Shares by any of the Reporting Persons in the past 60 days, other than as described herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 3 is incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.3: Joint Filing Agreement among the Reporting Persons, dated October 31, 2022

Exhibit 99.4: Deed of Adherence by 6 Dimensions Capital, L.P., dated October 29, 2022

Exhibit 99.5: Deed of Adherence by 6 Dimensions Affiliates Fund, L.P., dated October 29, 2022

Exhibit 99.6: Deed of Adherence by ClearVue YW Holdings, Ltd., dated October 29, 2022

Exhibit 99.7: Deed of Adherence by ClearVue Partners, L.P., dated October 29, 2022

Exhibit 99.8: Deed of Adherence by Zall Capital Limited, dated October 29, 2022

Exhibit 99.9: Deed of Adherence by Tongyi Investment Holdings Limited, dated October 29, 2022

Exhibit 99.10: Deed of Adherence by First Pharmacia International, dated October 29, 2022

Exhibit 99.11: Deed of Adherence by J.P. Morgan Trust Company of Delaware, as trustee of Hodge Mountain 2020 Irrevocable Trust, dated October 29, 2022

Exhibit 99.12: Deed of Adherence by Morning Star Resources Limited, dated October 29, 2022

Exhibit 99.13: Deed of Adherence by Shanghai Changfeng Huixin Equity Investment Fund Management Co., Ltd., dated October 29, 2022

Exhibit 99.14: Deed of Adherence by Ningbo Youkai Venture Capital Partnership (Limited Partnership), dated October 29, 2022

Exhibit 99.15: Proposal Letter, dated October 29, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

Gang Yu

/s/ Gang Yu

Xiaomei Michelle Song

/s/ Xiaomei Michelle Song

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

Infinity Cosmo Limited

By:	/s/ Shek Yuet Min Jacqueline
Name: Redpa Limited (represented by Shek Yuet Min Jacqueline)
Title: Director
Authorized signatory for and on behalf of Infinity Cosmo Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

Junling Liu

/s/ Junling Liu

Sunny Bay Global Limited

By:	/s/ Junling Liu
Name: Junling Liu
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

6 Dimensions Capital, L.P.

By:	/s/ Christina Chung
By:	6 Dimensions Capital GP, LLC, its General Partner
Name: Christina Chung
Title: Chief Financial Officer

6 Dimensions Affiliates Fund, L.P.

By:	/s/ Christina Chung
By:	6 Dimensions Capital GP, LLC, its General Partner
Name: Christina Chung
Title: Chief Financial Officer

6 Dimensions Capital GP, LLC

By:	/s/ Christina Chung
Name: Christina Chung
Title: Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

Lianyong Chen

/s/ Lianyong Chen

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

ClearVue YW Holdings, Ltd.

By:	/s/ William Chen
Name: William Chen
Title: Director

ClearVue Partners, L.P.

By:	/s/ Harry Chi Hui
By:	ClearVue Partners GP, L.P.
By: ClearVue Partners Ltd.
Name: Harry Chi Hui
Title: Director

ClearVue Partners GP, L.P.

By:	/s/ Harry Chi Hui
By:	ClearVue Partners Ltd.
Name: Harry Chi Hui
Title: Director

ClearVue Partners Ltd.

By:	/s/ Harry Chi Hui
Name: Harry Chi Hui
Title: Director

Harry Chi Hui

/s/ Harry Chi Hui

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

Zall Capital Limited

By:	/s/ Zhi Yan
Name: Zhi Yan
Title: Director

Zhi Yan

/s/ Zhi Yan

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

Tongyi Investment Holdings Limited

By:	/s/ Jianmin Huo
Name: Jianmin Huo
Title: Director

Monarch Investment Holdings Limited

By:	/s/ Jianmin Huo
Name: Jianmin Huo
Title: Director

Harvest Management Holdings Limited

By:	/s/ Jianmin Huo
Name: Jianmin Huo
Title: Director

Zhenxiang Huo

/s/ Zhenxiang Huo

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

First Pharmacia International

By:	/s/ Zhi Yang
Name: Zhi Yang
Title: Director

BVCF Realization Fund, L.P.

By:	/s/ Zhi Yang
On behalf of BVCF Realization Fund GP, Ltd. as its general partner
Name: Zhi Yang
Title: Director

BVCF Realization Fund GP, Ltd.

By:	/s/ Zhi Yang
Name: Zhi Yang
Title: Director

Zhi Yang

/s/ Zhi Yang

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

J.P. Morgan Trust Company of Delaware
as the trustee for and on behalf of
Hodge Mountain 2020 Irrevocable Trust

By:	/s/ Tamika R. Gayle
Name: Tamika R. Gayle
Title: Vice President

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

I. Sunny Bay Global Limited

The business address of the following individual is 3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, 201203, People’s Republic of China.

Name	Position	Present Principal Occupation	Citizenship
Director:
Junling Liu	Director	Co-Founder, Co-Chairman and Chief Executive Officer of 111, Inc.	Australia

II. Infinity Cosmo Limited

The business address of the following entity is Suite 5508, 55/F, Central Plaza,18 Harbour Road, Wanchai, Hong Kong.

Name	Position	Present Principal Occupation	Citizenship
Director:
Redpa Limited	Director	N/A	Republic of Seychelles

III. 6 Dimensions Capital GP, LLC

The business address of the following individual is Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.

Name	Position	Present Principal Occupation	Citizenship
Director:
Lianyong Chen	Director	Manager of 6 Dimensions Capital GP, LLC	United States

IV. ClearVue YW Holdings, Ltd.

The business address of the following individuals is Unit 2, 9 Floor, Wheelock Square, No.1717, West Nanjing Road, Jingan District, Shanghai 200040, China.

Name	Position	Present Principal Occupation	Citizenship
Director:
Harry Chi Hui	Director	Founding Partner of ClearVue Partners, L.P.	Hong Kong
William Chen	Director	Founding Partner of ClearVue Partners, L.P.	United States

V. ClearVue Partners Ltd.

The business address of the following individuals is Unit 2, 9 Floor, Wheelock Square, No.1717, West Nanjing Road, Jingan District, Shanghai 200040, China.

Name	Position	Present Principal Occupation	Citizenship
Director:
Harry Chi Hui	Director	Founding Partner of ClearVue Partners, L.P.	Hong Kong
William Chen	Director	Founding Partner of ClearVue Partners, L.P.	United States

VI. Zall Capital Limited

The business address of the following individual is Room 2101, 21/F, Two Exchange Square, Central, Hong Kong.

Name	Position	Present Principal Occupation	Citizenship
Director:
Zhi Yan	Director	The Sole Director of Zall Capital Limited	People’s Republic of China

VII. Tongyi Investment Holdings Limited

The business address of the following individuals is Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

Name	Position	Present Principal Occupation	Citizenship
Director:
Jianmin Huo	Director	Director of Tongyi Investment Holdings Limited	People’s Republic of China
Zhenxiang Huo	Director	Director of Tongyi Investment Holdings Limited	People’s Republic of China

VIII. Monarch Investment Holdings Limited

The business address of the following individuals is Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

Name	Position	Present Principal Occupation	Citizenship
Director:
Jianmin Huo	Director	Director of Tongyi Investment Holdings Limited	People’s Republic of China
Zhenxiang Huo	Director	Director of Tongyi Investment Holdings Limited	People’s Republic of China

IX. Harvest Management Holdings Limited

The business address of the following individuals is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

Name	Position	Present Principal Occupation	Citizenship
Director:
Jianmin Huo	Director	Director of Tongyi Investment Holdings Limited	People’s Republic of China
Zhenxiang Huo	Director	Director of Tongyi Investment Holdings Limited	People’s Republic of China

X. First Pharmacia International

The business address of the following individual is 763 Mengzi Road, Suite 2606, Shanghai, China 200023.

Name	Position	Present Principal Occupation	Citizenship
Director:
Zhi Yang	Director	Director of BVCF Realization Fund GP, Ltd.	People’s Republic of China

XI. BVCF Realization Fund GP, Ltd.

The business address of the following individual is 763 Mengzi Road, Suite 2606, Shanghai, China 200023.

Name	Position	Present Principal Occupation	Citizenship
Director:
Zhi Yang	Director	Director of BVCF Realization Fund GP, Ltd.	People’s Republic of China